Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000

Release

31 AUGUST 2021

WESTPAC GROUP COMPLETES SALE OF LENDERS MORTGAGE INSURANCE BUSINESS

On 18 March 2021, Westpac Group entered into an agreement for the sale of Westpac Lenders Mortgage Insurance Limited (WLMI) to Arch Capital Group Limited Ltd (Arch) and Westpac today confirmed it has completed the sale and entered into an exclusive 10-year supply agreement with Arch.

As previously reported, the sale was at book value, expected to be approximately $350 million1 and added 7bps to Westpac’s common equity Tier 1 capital ratio.

Chief Executive, Specialist Businesses & Group Strategy, Jason Yetton, said Arch is a global insurance group with deep local market expertise.

“This transaction further simplifies Westpac Group’s business portfolio and enables us to help more customers into home ownership, with LMI to be seamlessly integrated into our digital customer journey with a partner that has a longstanding relationship with Westpac.”

For further information:

Lisa Parrett	Andrew Bowden
Media Relations	Investor Relations
M. 0432 933 796	M. 0438 284 863
P. +612 8253 4008

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.

1 Including a pre-completion dividend of $52 million and subject to completion adjustments.